Filed by Marshall Edwards, Inc.

pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Marshall Edwards, Inc.

Commission File No.: 000-50484

Contact:	Pete De Spain Sr. Director, Investor Relations & Corporate Communications (858) 792-3729 pete.despain@marshalledwardsinc.com

MARSHALL EDWARDS TO HOST ANNUAL MEETING OF STOCKHOLDERS

Live Webcast from New York on Wednesday, April 13

San Diego – March 10, 2011 – Marshall Edwards, Inc. (Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that it will host its Annual Meeting of Stockholders on Wednesday, April 13, 2011 at 10:00 a.m. at the offices of Morgan, Lewis & Bockius LLP, located at 101 Park Avenue, New York, New York 10178, to consider and vote on certain matters, including the approval of the transactions contemplated by the asset purchase agreement, dated December 21, 2010, between the Company and Novogen Limited, the election of directors, the adoption of advisory resolutions relating to executive compensation, and the ratification of the appointment of the Company’s independent registered public accounting firm for the year ending June 30, 2011. In addition, Daniel P. Gold, Ph.D., President and Chief Executive Officer, will present an update on the Company and its lead oncology programs. A live webcast of the meeting will be accessible at www.marshalledwardsinc.com.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics. The Company’s lead programs focus on two families of small molecules that result in the inhibition of tumor cell metabolism. The first and most advanced is a NADH oxidase inhibitor program that includes Phenoxodiol and its next-generation drug candidate NV-143. The second is a mitochondrial inhibitor program that includes NV-128 and its next-generation candidate NV-344. Both programs are expected to advance into the clinic in 2011. For more information, please visit www.marshalledwardsinc.com.

Important Information for Investors and Stockholders

This release does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. In connection with the proposed asset purchase transaction, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC has declared effective as of March 7, 2011, a registration statement on Form S-4 that contains preliminary proxy statements of the Company and Novogen, as well as a preliminary prospectus of the Company. The Company and Novogen may also file other documents with the SEC regarding the proposed transaction. BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, STOCKHOLDERS OF THE COMPANY AND NOVOGEN ARE URGED TO READ THEM CAREFULLY, IF AND WHEN THEY BECOME AVAILABLE. The registration statement is, and the prospectus and related materials will be, available free of charge (along with any other documents and reports filed by the Company or Novogen with the SEC) at the SEC’s website, www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at www.marshalledwardsinc.com or by contacting the Company’s Investor Relations Department at 858-792-3729 or by email at pete.despain@marshalledwardsinc.com. Copies of the documents filed with the SEC by Novogen will be available free of charge on Novogen’s internet website at www.novogen.com.

The Company, Novogen and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Novogen and the Company in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction has been included in the registration statement and will also be included in the prospectus described above. Additional information regarding the directors and executive officers of the Company is included in the Company’s Annual Report on Form 10-K/A for the year ended June 30, 2010, which was filed with the SEC on October 28, 2010 and is available free of charge at the SEC’s website, www.sec.gov. Additional information regarding the directors and executive officers of Novogen is included in Novogen’s Annual Report on Form 20-F for the year ended June 30, 2010, which was filed with the SEC on December 13, 2010 and is available free of charge at the SEC’s website, www.sec.gov. Stockholders may obtain additional information regarding the proposed transaction by reading the joint proxy statement/prospectus described above and the related materials relating to the proposed transaction, if and when they become available.

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